EXHIBIT 12

PRIME MEDICAL SERVICES, INC. AND SUBSIDIARIES COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004 AND 2003 (Unaudited)

	Nine Months Ended September 30,
($ in thousands)	2004	2003
Income before provision for income taxes and after minority interests	$7,350	$5,947

Undistributed equity income	--	--

Minority interest income of subsidiaries with fixed charges	9,819	7,669

Adjusted earnings	17,169	13,616

Interest on debt	7,033	6,875

Loan fees	--	257

Total fixed charges	7,033	7,132

Total available earnings before fixed charges	$24,202	$20,748

Ratio	3.4	2.9